02016335

0-16421

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

RECD S.E.C.

FEB 2 0 2002

080

MANUALLY SIGNED

FORM 11-K/A

(Mark One)

(X) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 1999

OR

( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED) for the transition period from __________ to __________

Commission file number: 000-16421

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

The Employees' Retirement Savings Plan of Provident Bank

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Provident Bankshares Corporation
114 East Lexington Street
Baltimore, Maryland 21202

PROCESSED

MAR 0 1 2002

THOMSON FINANCIAL

00206239.WPD

CRGH

REQUIRED INFORMATION

Item 1-3. The Employees' Retirement Savings Plan of Provident Bank (the "Plan") is subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA") and files plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA.

Exhibits

23.1 Consent of PriceWaterHouseCoopers LLP

Report of Independent Accountants of Financial Statements and Supplemental Schedule for the years ended December 31, 1999 and 1998.

EMPLOYEES' RETIREMENT SAVINGS PLAN OF PROVIDENT BANK

Report of Independent Accountants on
Financial Statements and Supplemental Schedule
December 31, 1999 and 1998

MANUALLY SIGNED

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
250 West Pratt Street
Suite 2100
Baltimore MD 21201-2304
Telephone (410) 783 7600
Facsimile (410) 783 7680

Report of Independent Accountants

To the Retirement Benefits Committee of the
Employees' Retirement Savings Plan
of Provident Bank

In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Employees' Retirement Savings Plan of Provident Bank ("the Plan") at December 31, 1999 and 1998, and the changes in net assets available for benefits for the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 ("ERISA"). The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note 3 to the accompanying financial statements, the Plan has restated its financial statements as of and for the year ended December 31, 1999.

PricewaterhouseCoopers LLP

June 22, 2000 (except with respect to the matters
discussed in Note 3, as to which the date is
October 9, 2001)

Employees' Retirement Savings Plan of Provident Bank
Index to Financial Statements and Supplemental Information

* Other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Employees' Retirement Savings Plan of Provident Bank
Statements of Net Assets Available for Benefits
as of December 31, 1999 and 1998

ASSETS	(Restated) 1999	1998
Cash	$ -	$ 4,037
Investments, at fair value (Note 4)	41,058,662	43,994,250
Employee contributions receivable	101,117	91,115
Employer contributions receivable	56,361	53,717
Net assets available for benefits	$41,216,140	$44,143,119

The accompanying notes are an integral part of these financial statements.

Employees' Retirement Savings Plan of Provident Bank
Statement of Changes in Net Assets Available for Benefits
for the year ended December 31, 1999

	(Restated)
Additions	
Employer contributions	$ 1,424,613
Employee contributions	3,024,353
Dividends and interest	989,462
Total additions	5,438,428
Deductions	
Benefits paid to participants	3,062,737
Administrative expenses (Note 2)	18,575
Net realized and unrealized depreciation in the aggregate fair value of investments (Note 4)	5,284,095
Total deductions	8,365,407
Net decrease	(2,926,979)
Net assets available for benefits at beginning of year	44,143,119
Net assets available for benefits at end of year	$41,216,140

The accompanying notes are an integral part of these financial statements.

1. Description of the Plan

The following description of the Employees' Retirement Savings Plan of Provident Bank (the "Plan") provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

A. General

The Plan is a defined contribution plan which is available to all full-time and certain part-time employees of Provident Bank of Maryland (the "Plan Sponsor ") after completion of six months of service. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

B. Contributions

Employee contributions are voluntary and may range from one to sixteen percent, or eight percent for "highly compensated" employees, of the participant's base salary plus commissions for products sold. These contributions are invested, at the participant's election, into various investment options offered by the Plan. The Plan Sponsor contributes a matching amount equal to seventy-five percent of the employee's contributions up to six percent of the employee's compensation. The Plan Sponsor's contributions are allocated in the same manner as the participant's deferrals.

C. Participant Accounts

Each participant's account is credited with the participant's contribution and an allocation of the Plan Sponsor's contribution and Plan earnings. Allocations are based on participant contributions and fund earnings on account balances. The benefit to which a participant is entitled is that portion of the participant's account, which is vested.

D. Vesting

Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Plan Sponsor contributions plus earnings thereon become vested at the rate of 20% for each year of service for all participants who earn at least one hour of service. A participant is 100% vested after five years of credited service.

E. Benefits

Participants or their beneficiaries will receive lump sum distributions in the event of retirement, death or disability. Employee contributions and pre-1989 vested Plan Sponsor contributions made under the matching feature of the Plan may only be withdrawn by current employees for financial hardship, retirement, death or disability.

F. Forfeitures

A terminating member of the Plan is paid the current value of his/her vested balance in the Plan as of the end of the quarter during which payment is requested but must forfeit any nonvested portions of their account. In accordance with the terms of the Plan, any forfeitures of Plan Sponsor contributions will be used to reduce future Plan Sponsor contributions. Forfeitures of Plan Sponsor contributions at December 31, 1999 and 1998 were $29,725 and $51,150, respectively. Forfeitures of $80,490 and $51,150 were used to offset Plan Sponsor contributions in 1999 and 1998, respectively.

G. Plan Termination
The Plan Sponsor expects and intends to continue the Plan indefinitely but reserves the right to amend or terminate the Plan at any time without the consent of any participant or beneficiary. In the event of a termination of the Plan, all interests of participants not already vested shall become immediately vested. The assets of the Plan remaining after payment of liquidation expenses are to be allocated for the payment of benefits.

H. Outstanding Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50 percent of their vested account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the Outstanding Participant Loan. Loan terms range from 1-10 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably through monthly payroll deductions.

2. Summary of Significant Accounting Policies

A. Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

B. Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates.

C. Investment Valuation and Income Recognition
The Plan's investments are stated at fair value based on quoted market prices except for its stable value investments and investment contracts which are valued at contract value. Participant loans are recorded at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

D. Net Appreciation/(Depreciation) of Investments
The Plan presents in the statement of changes in net assets available for benefits, the net depreciation in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

E. Administrative Expenses

All costs and expenses incurred in connection with administration of the Plan are borne by the Plan Sponsor. The expenses disclosed in the statement of changes in net assets available for benefits for the year ended December 31, 1999 are loan administration expenses which are deducted directly from the individual account.

F. Investment Contract With Insurance Company

In 1995, the Plan entered into a fully benefit-responsive investment contract with Connecticut General Life Insurance Company ("CIGNA"). Contributions were maintained in a separate account. The account is credited with earnings on the underlying investments and charged for Plan withdrawals. The CIGNA investment contract is included in the financial statements at contract value, which approximates fair value, as reported to the Plan by CIGNA for 1998. Contract value represents contributions made under the contract, plus earnings, less plan withdrawals. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate were approximately 6% for 1999 and 1998. The crediting interest rate is based on an agreed-upon formula with the issuer. In 1999, the Plan transferred the investment contract to a common/collective trust with John Hancock. Investments in the common/collective fund are valued at net unit value as determined by the trustee.

G. Payments of Benefits

Benefits are recorded when paid.

H. Reclassifications

Certain prior year amounts in the accompanying financial statements have been reclassified to conform to the current year presentation.

3. Restatement of Prior Year Financial Statements

Generally accepted accounting principles require that the financial statements reflect amounts determined on a trade date basis. The financial statement restatements for the Plan as of and for the year ended December 31, 1999 were the result of the need to properly record the timing of certain non-investment transactions and to record investment transactions on a trade date basis. The 1999 financial statements have been restated; the effect of this restatement is as follows:

	December 31, 1999	
	As Previously Reported	**As Restated**
Investments, at fair value (Note 4)	$ 40,325,209	$ 41,058,622

	For the Year Ended December 31, 1999 As Previously Reported	As Restated
Employer contributions	$ 1,504,380	$ 1,424,613
Employee contributions	$ 2,923,234	$ 3,024,353
Dividends and interest	$ 892,392	$ 917,600
Net realized and unrealized depreciation in the aggregate fair value of investments (Note 4)	$ (5,960,675)	$ (5,284,095)
Benefits paid to participants	$ (2,907,281)	$ (3,062,737)
Net loan activity	$ (165,769)	$ -
Net assets available for benefits at end of year	$ 40,482,687	$ 41,216,140

4. Investments

The fair value of individual investments that represent 5% or more of the Plan's net assets as of December 31, 1999 and 1998 are as follows:

	(Restated) 1999	1998
John Hancock Stable Value Trust	$ 7,840,307	$ -
John Hancock Balanced Fund	4,760,349	-
John Hancock Large Cap Value Fund	10,399,875	-
Provident Bankshares Corporation Stock	16,891,472	22,451,123
CIGNA Guaranteed Securities Separate Account (Fixed Fund)	-	6,272,932
Fidelity Puritan Account (Balanced Fund)	-	4,256,788
Fidelity Advisor Growth Opportunity Account (Stock Fund)	-	9,961,904

During 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $5,284,095, as follows:

	(Restated)
Mutual funds	$ 845,811
Common stock	(6,129,906)
	$ (5,284,095)

These amounts have been restated to property reflect reclassification and valuation at December 31, 1999.

5. Income Tax Status

The Internal Revenue Service has ruled that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax regulations. The Plan received a favorable tax determination letter dated September 29, 1998. The Plan Administrator and the Plan's tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

6. Transactions With Parties-In-Interest

During the year ended December 31, 1999, the Plan invested in mutual funds, common collective funds and guaranteed interest accounts with CIGNA and John Hancock. CIGNA was the trustee and the recordkeeper as defined by the Plan until December 1999, at which time John Hancock became the trustee and recordkeeper. Fees paid by the Plan Sponsor for trustee services amounted to $97,254 for the year ended December 31, 1999.

The Plan also invests in shares of Provident Bankshares Corporation common stock.

SUPPLEMENTAL SCHEDULE

Employees' Retirement Savings Plan of Provident Bank
Schedule of Assets Held for Investment Purposes
as of December 31, 1999

Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Collateral Par or Maturity Value	As Previously Reported Current Value	As Restated Current Value
* John Hancock Stable Value Trust	Common/Collective Fund	$ 7,785,917	$ 7,840,307
* John Hancock Balanced Fund	Registered Investment Company	4,682,397	4,760,349
* John Hancock Large Cap Value Fund	Registered Investment Company	10,283,002	10,399,875
* Provident Bankshares Corporation Stock	Common Stock	16,402,839	16,891,472
* John Hancock Small Cap Value Fund	Registered Investment Company	3,444	3,028
* John Hancock Bond Fund	Registered Investment Company	559	572
Gabelli Growth Fund	Registered Investment Company	6,480	6,442
T. Rowe Price Equity Index Fund	Registered Investment Company	4,123	4,017
Participant loans	Participant loans with interest rates ranging from 7.75% to 10.50%, maturity dates ranging from 1/16/01 to 7/5/09	1,156,448	1,152,600
		$ 40,325,209	$ 41,058,662

* Represents a party in interest as defined by ERISA.
N/A - Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

The Employees' Retirement Savings Plan of Provident Bank

Date: February 15, 2002

By: /s/ Peter M. Martin
Peter M. Martin
Retired Benefits Committee Member

00206239.WPD

EXHIBIT 23.1

CONSENT OF PRICEWATERHOUSECOOPERS LLP

Consent of Independent Accountants

We hereby consent to the incorporation by reference in the Registration Statements on Forms S-8 (Nos. 33-19352, 33-22552, 33-51462, 33-92510, 33-34409, and 33-45651) of Provident Bankshares Corporation of our report dated June 22, 2000 (except with respect to the matters discussed in Note 3, as to which the date is October 9, 2001) relating to the financial statements of the Employees' Retirement Savings Plan of Provident Bank of Maryland, which appears in this Form 11-K/A.

PricewaterhouseCoopers LLP

Baltimore, Maryland
February 12, 2002